Brian L. MacNeal

Senior Vice President and

Chief Financial Officer

Phone:(717) 396-4791

Fax:(717) 396-3531

E-Mail:blmacneal@armstrongceilings.com

July 31, 2018

Via EDGAR

Mr. Terence O’Brien

Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Re:Armstrong World Industries, Inc.

Form 10-Q for Fiscal Year Ended March 31, 2018

Filed April 30, 2018

File No. 001-02116

Dear Mr. O’Brien:

We acknowledge receipt of your comment letter dated July 11, 2018. For your convenience in reviewing our response, we have repeated the comment and presented our response thereto. We understand that your review is intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comment with this goal in mind.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Recently Adopted Accounting Standards, page 8

Comment

1.

We note your disclosures on page 8 for the adoption of ASC 606, which appears to substantially replicate the disclosures you provided on page 47 of your 2017 Form 10-K in accordance with SAB 74 rather than the disclosures required by ASC 606-10-50.  Please tell us your considerations of the disclosures set forth in ASC 606-10-50 (e.g. explanations of your performance obligations, transaction price allocated to remaining performance obligations, significant judgements applied, determining the timing of satisfaction of each performance obligation, election of practical expedients, etc.).  We remind you of the guidance in Rule 10-01 (a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practice in each quarterly report in the year of adoption.

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com

Mr. Terence O’Brien	July 31, 2018

Armstrong Response

We acknowledge the Staff’s comment.  In addition to the quantitative disaggregation of revenues by major customer type that we disclosed in our Form 10-Q for the quarter ended March 31, 2018, beginning with our June 30, 2018 Form 10-Q, we will also include the following qualitative disclosures regarding our revenue from contracts with customers in accordance with ASC 606-10-50:

Revenue Recognition:

We recognize revenue upon transfer of control of our products to the customer, which typically occurs upon shipment. Our main performance obligation to our customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Direct sales to distributors, home centers, direct customers, and retailers represent the majority of our sales. Our standard sales terms are Free On Board (“FOB”) shipping point.  We have some sales terms that are FOB destination.  At the point of shipment, the customer is required to pay under normal sales terms. Our normal payment terms in most cases are 45 days or less and our sales arrangements do not have any material financing components. In addition, our customer arrangements do not produce contract assets or liabilities that are material to our consolidated financial statements. Within our Architectural Specialties segment, the majority of revenues are project driven, which includes a minority of revenues derived from the sale of customer-specified customized products that have no alternative use to us. The manufacturing cycle for these custom products is short.

Incremental costs to fulfill our customer arrangements are expensed as incurred, as the amortization period is less than one year.

Our products are sold with normal and customary return provisions. We provide limited warranties for defects in materials or factory workmanship, sagging and warping, and certain other manufacturing defects and are not sold separately to customers.  Our product warranties place certain requirements on the purchaser, including installation and maintenance in accordance with our written instructions.  In addition to our warranty program, under certain limited circumstances, we will occasionally and at our sole discretion, provide a customer accommodation repair or replacement.  Warranty repairs and replacements are most commonly made by professional installers employed by or affiliated with our independent distributors.  Reimbursement for cost associated with warranty repairs are provided to our independent distributors through a credit against accounts receivable from the distributor to us. Sales returns and warranty claims have historically not been material and do not constitute separate performance obligations.

We often enter into agreements with our customers to offer incentive programs, primarily volume rebates and promotions. The majority of our rebates are designated as a percentage of annual customer purchases. We estimate the amount of rebate based on actual sales for the period and accrue for the projected incentive programs costs. We record the costs of the rebate accruals as a reduction to our revenue. In addition, other sales discounts, including early pay promotions, are deducted immediately from the sales invoice.

Mr. Terence O’Brien	July 31, 2018

Shipping and Handling:

We account for product shipping and handling costs as fulfillment activities and present the associated costs in costs of goods sold in the period in which we sell our product.

Disaggregation of Revenues:

Our Mineral Fiber and Architectural Specialties operating segments both manufacture and sell ceiling systems (primarily mineral fiber, fiberglass wool and metal) throughout the Americas.  We disaggregate revenue based on our product-based segments and major customer grouping as these categories represent the most appropriate depiction of how the nature, amount, and timing of revenues and cash flows are affected by economic factors.  Net sales by major customer group are as follows:

Distributors – represents net sales to building materials distributors, who re-sell our products to contractors, subcontractors’ alliances, large architect and design firms, and major facility owners. Geographically, this category includes sales throughout the U.S., Canada, and Latin America.

Home centers – represents net sales to home centers such as Lowe’s Companies, Inc. and The Home Depot, Inc.

Direct customers – represents net sales sold directly to contractors, subcontractors’ alliances, large architect and design firms, and major facility owners. Only sales to U.S. customers are reported within this customer group.

Retailers and other – represents net sales to independent retailers and certain national account customers, including wholesalers who re-sell our products to dealers who service builders, contractors and consumers. Geographically, this category includes sales throughout the U.S., Canada, and Latin America.

The following tables provide net sales by major customer group within the Mineral Fiber and Architectural Specialties segments for the three and six months ended June 30, 2018 and 2017:

	Three months ended June 30		Six months ended June 30
Mineral Fiber	2018	2017	2018	2017
Distributors	$156.7	$141.6	$294.4	$277.8
Home centers	20.5	18.7	44.5	44.4
Direct customers	16.8	16.8	30.5	31.7
Retailers and other	12.7	13.0	28.0	26.0
Total	$206.7	$190.1	$397.4	$379.9

Mr. Terence O’Brien	July 31, 2018

	Three months ended June 30		Six months ended June 30
Architectural Specialties	2018	2017	2018	2017
Distributors	$33.4	$28.0	$61.8	$51.4
Direct customers	7.5	6.5	15.4	12.1
Retailers and other	1.0	1.0	1.3	2.0
Total	$41.9	$35.5	$78.5	$65.5

If you have any questions or would like further clarification, please feel free to contact Steve McNamara, Vice President and Controller, at (717) 396-3420 or me at (717) 396-4791.

Sincerely,

/s/ Brian L. MacNeal
Brian L. MacNeal,
Senior Vice President and Chief Financial Officer

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